UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) August 31, 2006

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events

Dreyer, Gearhart and Kafoury Bros., LLC v. Portland General Electric Company, Marion County Circuit Court Case No. 03C 10639; and Morgan v. Portland General Electric Company, Marion County Circuit Court Case No. 03C 10640.

On August 31, 2006, the Oregon Supreme Court issued a ruling on PGE's Petitions for Alternative Writ of Mandamus abating these class action proceedings until the Oregon Public Utility Commission (OPUC) responds to the November 7, 2003 remand issued by the Marion County Circuit Court in Citizens' Utility Board of Oregon v. Public Utility Commission of Oregon and Utility Reform Project and Colleen O'Neill v. Public Utility Commission of Oregon, Marion County Oregon Circuit Court No. 94C-10417. All of the cases involve challenges to the inclusion in PGE's rates of a return on PGE's investment in the Trojan Nuclear Plant (Trojan) authorized by the OPUC following Trojan's closure in 1993. The OPUC has commenced proceedings as required by the remand and is considering the matter in phases. A decision is pending in the first phase of the proceeding.

The Oregon Supreme Court concluded that the OPUC has primary jurisdiction to determine what, if any, remedy it can offer to PGE customers, through rate reductions or refunds, for any amount of return on the Trojan investment PGE collected in rates for the period from April 1995 through October 2000. The Court further stated that if the OPUC determines that it can provide a remedy to PGE's customers, then the class action proceedings may become moot in whole or in part, but if the OPUC determines that it cannot provide a remedy, and that decision becomes final, the court system may have a role to play. The Court also ruled that the plaintiffs retain the right to return to the Circuit Court for disposition of whatever issues remain unresolved from the remanded OPUC proceedings.

PGE management is assessing the Oregon Supreme Court's ruling, including the impacts, if any, it may have on the OPUC remand proceeding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

September 1, 2006   By: /s/ Kirk M. Stevens
                                                    Kirk M. Stevens
                                                    Controller
                                                    and Assistant Treasurer